July 25, 2022

VIA EDGAR

Division of Corporation Finance
Office of Manufacturing

Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

RE: Graphex Group Limited

Registration Statement on Form F-1/A

Amendment No. 5 filed July 11, 2022

Registration No. 333-263330

Ladies and Gentlemen:

On behalf of our client, Graphex Group Limited, a Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-1 referred to above (the “Registration Statement”) contained in the Staff’s letter dated July 22, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting the revised Registration Statement (the “Revised Registration Statement”) to the Commission together with this response letter. The Revised Registration Statement contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff ’s comment. Each of the responses is based on specific information that has been provided by the Company to us specifically for this letter. For convenience, the each of the Staff’s comments in the Comment Letter is repeated below in bold and italic font, followed by the Company’s response to the comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Revised Registration Statement where the revised language addressing a particular comment appears.

Prospectus Summary, page 1

1.	Please revise your disclosure to remove the exclusion of Hong Kong and Macau from the definition of China and the PRC.

RESPONSE

The prospectus included in the Revised Registration Statement has revised the definition of PRC. The definition on page 1 has been revised to read in its entirety as follows:

“PRC” refers to the People’s Republic of China, including Taiwan, Hong Kong, and Macau, however the only times that such jurisdictions are not included in the definition of “PRC” is when we reference specific laws that have been adopted by the People’s Republic of China.

2.	Please ensure each exhibit is in the proper text-searchable format. See Rules 301 and 304 of Regulation S-T. For example, we note Exhibit 10. 9 is not in text-searchable format.

RESPONSE

The Company appreciates the Staff’s comments and has updated the exhibits so that the exhibits are text-searchable.

3.	In your response letter dated February 4, 2022 you stated that you would file as exhibits your agreements that reflect your profit guarantee arrangements for the acquisition of your graphene products business. Please file those agreements as exhibits.

RESPONSE

The Company appreciates the Staff’s comments and has filed the additional exhibit.

Please do not hesitate to contact me at rmorris@wilsonwilliams.com, if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard M. Morris
Richard M. Morris, Partner

Enclosure

cc: Andross Chan